Filed by Tableau Software, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14d-9

under the Securities Exchange Act of 1934, as amended

Subject Company: Tableau Software, Inc.

(Commission File No. 001-35925)

The following news article by Computerworld published on July 8, 2019 is being filed in connection with the acquisition of Tableau Software, Inc. by salesforce.com, inc.

Sander Almekinders

July 8, 2019

Data analytics on the eve of fundamental change

Tableau CEO Adam Selipsky: “Even though we already have the best platform, there is still a lot to be gained.”

During the Tableau Conference Europe we had the exclusive opportunity to talk in depth with the CEO of the company, Adam Selipsky. Of course we talked about the takeover by Salesforce, but also about saving the world from malaria and the love that Tableau certainly has for IT.

Even though a takeover of Tableau by Salesforce is always a surprise for those who were not present during the negotiations, it is certainly not a big surprise. On the contrary, the combination of the two parties is actually quite logical. The fact that the amount that Salesforce puts on the table is so high (almost 16 billion for a company that does not yet have a billion sales and was valued at about 10 billion), also indicates that Salesforce considers the acquisition to be of high value.

By the way, do you want to know what Salesforce gets for that 16 billion? Then don’t forget to read our previous article about Tableau, in which we discuss the company’s vision in detail. Click here to read that article.

Shared interests

In short, it was very important to Salesforce to take over Tableau. We will probably never know the exact motivation, but the general ambitions of Salesforce itself will of course have played an important role in this. It’s no secret that the company wants to be much more than a CRM company, even though that’s still where the money is made.

The acquisition of Tableau could be seen as a logical follow-up to the acquisition of Mulesoft last year and the further development of Customer 360 (see this article for more information). Mulesoft allows you to quickly connect new data sources. More data sources also leads to a greater need for analysis, something that Salesforce itself is not nearly as far advanced as Tableau. If Salesforce wants to play a role in ‘big data’ in general, it needs the right tools to do so. Tableau, as one of the hippest data analytics platforms of the moment, is not surprisingly a target for acquisition.

For Tableau, the much larger scale of Salesforce (more than 10 times larger) offers the advantages that come with it. “We are now getting a much larger footprint, but we also have access to many more resources, for example in the field of marketing, in order to be able to grow faster,” says Selipsky.

At Tableau, they are not afraid that they will become part of a battle between Salesforce and some of their competitors, such as Oracle. That company now seems to be focusing more on data visualization, an area in which for a long time it seemed to have almost no interest. However, Selipsky does not take such a scenario very seriously. Specifically about Oracle, he asks a rhetorical question as an answer: “With what product do they think they will do this?”

A complete picture of the data

Overall, Tableau and Salesforce are all about having a complete picture of the data. In the case of Tableau, this is mainly BI data, for Salesforce it’s about an even bigger picture, in which the BI data is part of an even better understanding of what it’s all about for customers.

Selipsky repeats several times during our conversation that the focus on the customer is something that Salesforce and Tableau definitely share. In addition, both organizations have set up a strong community-driven model, precisely to provide the best possible service to their customers. As Selipsky puts it succinctly: “The customers tell us what to do.”

A good example of the above statement is the addition to the offer of Tableau Prep last year, actually an ETL tool (Extraction, Transformation and Load) with which you prepare data for entering in an analytics environment. For many customers, data prep and analytics are two separate worlds, but there were also quite a few Tableau customers who indicated that they wanted a deep integration between the two and would like to purchase this from a single supplier. Tableau will then work to achieve this. Of course it is a relatively new component, which is still under development, so it does not yet have all the functionality that you might already have with other tools.

Major goals

You can’t deny Selipsky and Tableau ambition, anyway. Besides the fact that Tableau seems to be becoming an ever wider platform (see the addition of Tableau Prep) and that the takeover by Salesforce will help them to grow much faster, they are also busy solving serious big problems in the world. Selipsky is talking specifically about the fight against malaria, which they have started in Africa, together with partners of course.

The idea behind this is that the data that can be collected and analyzed around this disease says something about its spread. Once it is clear what needs to be done to prevent the spread of the disease, action can be taken. According to Selipsky, the results so far are very encouraging. “It seems very likely that we will succeed in eradicating the disease.

If we look at some more ‘everyday’ applications of the Tableau platform, we certainly don’t see any unpleasant results. Selipsky cites the example of BNP Paribas. That company has been able to reduce 400-page reports to a single dashboard in Tableau. As an organization, you will certainly save a lot of time and money. That is of course always a good argument to go for a certain solution.

Although we see that Selipsky is clearly proud when he tells these kinds of stories, he also says that there is still a lot to be gained. That must be the case, because “data analytics is becoming more and more mission critical”, he says. Add to this the fact that the number of data sources is growing rapidly and there is still a lot of work to be done. When he talks about data sources, he is not only talking about traditional environments such as SAP and Oracle, but also about Snowflake, Salesforce and other web-based applications such as ServiceNow and Box.

Ubiquity Analytics

During the Tableau Conference Europe several new features for the platform were announced. Explain Data was one of the most interesting. With this, you can not only explain what certain data means, but also why this is the case. This means that you can click on a certain data point and know within a few clicks why it is the case. “That was always a question you had to ask a data scientist, but that is no longer necessary,” says Selipsky, who also says that this feature is still in full development.

At the moment it’s not that relevant how mature Explain Data is, it’s more about the overall direction Tableau is going in. During our conversation Selipsky talks several times about [i]analytics ubiquity, the idea that more and more people within organizations are going to deal with analytics. Explain Data is clearly indebted to this concept. The previously announced Ask Data, in which you can simply do analyses by typing a question in ‘ordinary human language’ (NLP), certainly also falls under this heading. Selipsky even goes so far as to call Ask Data a paradigm shift, a term he says he doesn’t often use: “We really bring analytics to the people”.

By the way, it is certainly not the case that with Ask Data you get a kind of Google, where you get an answer in the form of a search result as you get with Google. You get a full Tableau visualization as a result, which you can then dig into to make sure that everything is correct. So you don’t have to rely blindly on a single flat result.

When it comes to finding out why things are as they are, Tableau Catalog’s announcement should not be missing either. This new feature, which will be introduced in version 2019.3 later this year, should make it possible to see the full lifecycle of data. This is of course useful for matters such as compliance, but also for simply knowing what data you have at all in your distributed or non-distributed environment. So it has to provide organizations with much more insight under the line, something that can be very welcome given the explosion in data and data sources.

Unlocking data as a role for IT

Tableau eventually takes over more and more tasks that were previously done by IT. Think of creating reports, but also mapping where data is located for example. During the Tableau Conference Europe, we heard visitors sighing here and there that there is little work left for IT in this way. How much love does Tableau still have for this part of organizations?

According to Selipsky, Tableau will certainly take over tasks that were traditionally carried out by the IT department. In fact, he argues that organizations with up to 5,000 employees could do just fine without IT. However, if you continue to scale, you cannot do without IT and security. Especially in the area of governance, IT plays an increasingly important role: “IT professionals now have the opportunity to open up data to the business, by means of good governance, for example”.

The role of IT is changing, but it is no less important, according to him. According to Selipsky, the change ensures that the stereotype of the IT administrator can be buried as the ‘no-guy’. In his view of organizations, IT professionals should be seen as the ‘yes-guys’, because they make it much easier for the business to do meaningful analytics. In this way, IT does not lose any of the impact it has on organizations. The way it does this only changes.

Finally: we are still not there (by far)

If we listen carefully to Selipsky, we hear all the enthusiastic stories about new features and the like, as well as a healthy dose of realism. That’s why we ask him what’s not possible with Tableau at the moment. “At the moment, the kind of rich analytics that Tableau offers is still used by too few people, because the platform does not yet have all the features that you may encounter in practice. Especially very complex analytics will have to be done in a different environment for the time being, which you can then link to Tableau by the way. However, the goal remains analytics for everyone, according to Selipsky, so there is still a lot of work to be done.

Additional Information and Where to Find It

In connection with the proposed acquisition, salesforce.com, inc. (“salesforce”) commenced an exchange offer for the outstanding shares of Tableau Software, Inc. (the “Company”) on July 3, 2019. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that the Company, salesforce or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file or have filed with the U.S. Securities and Exchange Commission (the “SEC”). Salesforce and the Purchaser have filed a tender offer statement on Schedule TO, salesforce has filed a registration statement on Form S-4 and the Company has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents are available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement are available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce are available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company are available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.